HALESPRING
the new mental health ecosystem

INVEST IN **HALESPRING**

Connecting and Empowering the Mental Health Ecosystem

halespring.com   Copperopolis, CA

Highlights

1 Strong demand: 97% of target customer base surveyed has indicated interest in using Halespring.

2 Our HIPAA-compliant software platform is fully built, with expectations of launching this quarter.

3 The CEO and COO have founded and built multiple software companies through successful exit.

4 Halespring CEO has two degrees from MIT and is the former CTO of Homeland Security (DHS).

5 The founding team has deep expertise in technology, business, and the mental health ecosystem.

Featured Investor



Jeremy Wolfe
Syndicate Lead

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Invested $25,000 ⓘ

Former Managing Partner at Jasper Ridge Partners, with responsibility for co-leading the firm's direct private equity activities; prior experience at firms such as Goldman Sachs, ABS Capital and Intel; graduate of Harvard Business School and MIT

"I spent over two decades working in private equity and investment management, and I don't often see such compelling opportunities to generate both economic and social value - and this company is a particularly timely combination of the two. Halespring is poised to make a meaningful impact on one of the most significant health challenges of this generation: the exploding mental health crisis in the US and globally. They also have the opportunity to create a scalable business with a differentiated technology platform, thus building substantial strategic and enterprise value. I have known the founder/CEO since we were classmates at MIT - he not only has a genuine passion around addressing this need in the mental health community, but also the experience and skill set required to build and lead a valuable software company focused on that vision."

Our Team





Michael Hermus   Chief Executive Officer

An experienced tech entrepreneur; built and sold several commercial software companies. He served as the CTO for the U.S. Dept. of Homeland Security and Head of Technology Strategy for the Federal Reserve Bank of NY. He holds a B.S. and an M.S. from MIT.



Eric van Gestel   Chief Operating Officer

He built and sold Enverity, Inc., a SaaS software company, has experience in finance, operations and business development. He managed software deployments at several global corporations and holds a B.A. from Colby College and an MBA from Yale University.



Josh Eudowe   Chief Clinical Advisor

Dr. Eudowe has 20+ years in crisis response/threat assessment, specializing in child/adolescent violent behavior. He has training from the Yale School of Medicine. He now provides psychotherapy to high-risk patients suffering from profound mental illness.



Frank Appah, MD, PhD   Advisor

Dr. Appah is a board-certified psychiatrist specializing in adolescent and adult psychiatry, and founder of Meroë Psychiatric. In addition to direct patient care, Dr. Appah is an instructor with the Yale School of Medicine.



Julia Latimer   Advisor

Julia is a behavioral healthcare and business development professional bringing 17 years of knowledge and expertise to Halespring. Julia has worked in a variety of mental health settings and has substantial experience in all aspects of the ecosystem.



Peter Propp   Advisor

Peter Propp is an angel investor and a digital platform



Peter Propp is an angel investor and a digital platform marketing consultant based in Westport, CT. He led strategy and marketing initiatives for IBM Software Group, and has launched and managed an early-stage incubator for the state of CT.

We Are Transforming Mental Healthcare!



HALESPRING

Connecting and Empowering the Mental Health Ecosystem

Investor Presentation

hale (adj): strong and healthy; **spring (noun):** a time of growth, development, and renewal



OUR VISION

Improve patient outcomes through a robust, HIPAA compliant platform providing essential features for mental health professionals, patients, and their loved ones.



WHY HALESPRING?

A community in need. A platform to connect.

Halespring addresses many of the problems plaguing mental healthcare today. Our cutting-edge platform delivers a wide range of unique functionality to mental health professionals, enabling more comprehensive care to their patients with much greater efficiency.

Halespring's founding team have each experienced the personal challenges associated with supporting family members who have faced difficult times and benefitted from the care of a mental health provider. We're passionate about delivering a platform that improves mental health care for patients and providers.



MARKET PROBLEM



Significant challenges exist in the mental healthcare ecosystem:

- The process for patients & families to find treatment is difficult and time consuming, which leads to delays in treatment, poor "patient-provider fit", and can reduce patient outcomes.

- Providers referring patients to peers is a common, critical process that is currently extremely inefficient, also leading to poor "patient fit" and extensive delays in treatment.

- HIPAA-compliant collaboration is essential for mental health care providers, but current legacy tools render this process largely ineffective for outpatient providers.

Source: Mental Health America's annual State of Mental Health in America report - NAMI Queens / Nassau (namiqn.org)

Nearly 50 Million US adults experienced a mental illness in 2019.

More Than 60% of youth with major depression do not receive any mental health treatment.

More than 50% of adults (27 million) with a mental illness do not receive treatment.

10.6% of youth in the US (2.5 million) have severe major depression.

MARKET PROBLEM



DIFFICULTY IDENTIFYING PROVIDERS

Currently, the process for finding mental health providers is antiquated. It is hard to find and evaluate appropriate providers.



LACK OF PROVIDER COLLABORATION

Once treatment begins with a therapist, patients are usually left to manage multiple relationships with different providers. A lack of efficient collaboration amongst providers can lead to significant delays in treatment and poor patient outcomes.







?
?
?
?
PATIENT
Therapist
PATIENT
School
THERAPIST

HALESPRING'S SOLUTION

Halespring complements the way providers actually collaborate to share referrals and information.
And it helps patients and caregivers find and communicate with providers.





PATIENT/GUARDIAN TOOLS

PATIENT
PARENT/
GUARDIAN
HALESPRING
Free Features:
➔ Provider Lookup
➔ Provider Directory
➔ Submit Request for Care
➔ HIPAA-compliant provider team communication.
➔ Special Interest support groups for patients and caregivers.
Individual Providers
Group Therapy
Intensive Outpatient Programs
Residential Programs

HIPAA-COMPLIANT COLLABORATION

Nutritionist
Occupational Therapist
Medical
Psychiatrist
PATIENT
HALESPRING PATIENT CASE
Therapist
School
PARENT/
GUARDIAN

THE HALESPRING PLATFORM

Enterprise grade, HIPAA compliant system is in Beta and will launch in Q2 2024.





PATIENT/GUARDIAN TOOLS

PATIENT
PARENT/
GUARDIAN
Search mental healthcare providers

HIPAA-COMPLIANT COLLABORATION

Westport Anxiety Clinic > Tom Tompson
MENTAL
HEALTHCARE
PROVIDERS

THE HALESPRING PLATFORM

Features for networking, information sharing, and a powerful referral system.

GROUPS AND SOCIAL CONTENT



Fairfield County Mental Health

REFERRAL SHARING AND SEARCH



MENTAL
HEALTHCARE
PROVIDERS
Manage Referrals





MENTAL HEALTHCARE PROVIDERS
Fairfield County Mental Health > Depression
BPD plus Depression
Adult w Depression

WHO WE HELP

MENTAL HEALTH PROFESSIONALS

~ 1,000,000 providers in the US*

- Robust Networking
- Peer-to-Peer Case Collaboration
- Clinical Team Collaboration
- Comprehensive Patient Referral Process
- Development of Special Interest Groups
- Provider Marketing & Brand-Building
- Educational Opportunities
- Enhanced Access to Higher Level of Care

PATIENTS & FAMILIES

> 57.8M with mental illness in 2021***

- Direct Request for Care
- Search Professionals
- Search Facilities & Programs
- Communicate with Care Team

FACILITIES & PROGRAMS

> 11,000 facilities/programs in the US**

- Professional Collaboration
- Effective Patient Referrals
- Easier Access by Providers
- Marketing & Brand-Building

HIPAA Compliant Online Platform

HALESPRING

IMPROVED PATIENT CARE

SAMHSA; ** Statista 2024; * National Alliance on Mental Illness.*



OUR TECHNOLOGY - MODERN & SECURE

Zoom
React.js App
Stripe
CloudFront (UGC)
CloudFront (Site)
S3 (UGC)
S3 (Site)
WAF
API Gateway
Cognito
AppSync
Lambda
SQS S3 Action Queue
SQS DB Action Queue
Dynamo DB
Dynamo Stream
SES
SQS Email Queue
SQS OpenSearch Queue
Open Search
SQS AppSync Action Queue
AWS

STRONG DEMAND

The Halespring team has shared our plans with mental health professionals. Some key findings:

100% said a strong professional network was important

67% said they would be willing to pay to use such a platform
approx. average willingness to pay of **$32/month**

97% indicated interest in using a platform like Halespring

64% indicated interest in becoming early users at launch

93% indicated some patient cases (about half) require collaboration

* Proprietary survey of credentialed providers conducted February 2024 (N=137)

THE COMPETITION



	HALESPRING	Social Networks		Listing / Find Care					Collaboration Tools	
	(tree)	f	in	Zocdoc	Psychology Today	Monarch	healthgrades	betterhelp	slack	Microsoft Teams
HIPAA compliant, private/secure	✔			✔				✔		✔
Designed for Mental Healthcare	✔				✔	✔		✔		
Robust Team Collaboration Features	✔								✔	✔
Higher "Level-of-Care" Programs/Facilities Search	✔									
Robust Patient Referral Capability and Search	✔									
Works for Individuals	✔	✔	✔	✔	✔	✔	✔	✔		
Professional Profile Search	✔			✔	✔	✔	✔	✔		
3rd-party license verification	✔				✔	✔				

OUR BUSINESS MODEL



Freemium Subscription Model

Halespring offers providers a free tier with reduced features and encourages purchase of "premium" subscription tier. Free tier users will provide revenue for Halespring via relevant, native advertising.



FRICTIONLESS SIGN-UP — **TRY** → CONVERT TO PAID FEATURES — **BUY** → GROW CUSTOMER BASE

New User → Free Customers → Paying Customers

User Referrals, Connection Invitations, Marketing Campaigns

FREE Features

- Basic account
- Professional Profile
- Group Collaboration
- Content Sharing
- Limited Referral Features

PREMIUM Features

All Freemium Features, plus
- 3rd-Party License Verification
- Advanced Collaboration Functionality Including Video
- Priority Placement in Search Results
- Unlimited Ability to Search Patient Referrals

OUR MARKETING APPROACH



Building Relationships with Providers and Patients/Families

Halespring will deliver immediate value to groups of colleagues who agree to a trial experience.

- **Trial Use:** Our plan will drive trial through groups of providers and the patients and families in their networks.
- **Network Effect:** Early provider users will have opportunities to invite friends and colleagues via email and in return will receive promo codes to use Premium level features.

Launch and Expand

1
- Launch PR and Video
- Promote to Local Professional Groups*
- Promote via Email Lists
- User Referrals/Invites
- Invite to Patient Content

2
- Develop Channel Partnerships with:
  - Mental Health Non-Profits
  - Synergistic Businesses

3
- Targeted Digital Advertising
- Event Marketing (US)
- Increased Paid and Social Media outreach to Providers

*Dr. Eudowe is an Administrator and/or member of several groups, providing likely entry points for HALESPRING.

FINANCIAL PROJECTIONS



	YEAR 1	YEAR 2	YEAR 3
Free provider accounts	23,233	58,506	147,327
Paid provider accounts	8,132	20,477	51,564
Subscription Revenue	$634,668	$4,285,574	$12,410,574
Total Revenue	$809,202	$5,464,106	$15,378,320
Subscription ARR	$2,509,204	$6,318,603	$18,298,015
Cost of Goods Sold	$(290,784)	$(1,068,015)	$(2,428,981)
Gross Profit	$518,418	4,396,091	$12,949,338
Operating Expenses	$(1,409,572)	$(4,169,369)	$(7,860,741)
Marketing & Sales	$(395,000)	$(928,750)	$(1,533,125)
General & Administrative	$(440,822)	$(1,598,744)	$(3,001,991)
Product Development	$(573,750)	$(1,641,875)	$(3,325,625)
Operating Profit	$(891,154)	$226,723	$5,088,597

Key Assumptions

Avg subscription fee: $26/mo

Ad revenue:

- Impressions/day/user: 1
- CPM for targeted ads: $50

Year 3 headcount: 40

Forward-looking projections are not guaranteed.

THE CAPITAL RAISE



Use of Funds:

Initial Product development is complete. The company is seeking capital to support the launch of the Halespring platform and invest in "go-to-market" activities.

Marketing & Sales
- Marketing
- Advertising
- Events

Technology & Infrastructure
- Cloud Services (AWS)
- Software Licenses/ Subscriptions

25%

12%

$750,000

Operational 15.9%

Employees

Legal
Compliance
Security
Fundraise

47.1%

Engineering
Support
Business
Development



OUR TEAM



Michael Hermus
Chief Executive Officer

Michael is an experienced tech entrepreneur who has built and sold several commercial software companies. In addition to his deep technology expertise, Michael has extensive business and operational experience in fast-paced, complex, and highly regulated environments. His career highlights include serving as the Chief Technology Officer for the U.S. Department of Homeland Security where he helped transform a multi-billion dollar IT ecosystem, and his role as Head of Technology Strategy for the Federal Reserve Bank of NY. He holds both a B.S and M.S from the Massachusetts Institute of Technology in Computer Science and Electrical Engineering.



Eric van Gestel
Chief Operating Officer

Eric built, managed as CEO and successfully sold Enverity Corporation, a SaaS software company. His experience includes finance, operations, business development, and sales. He has managed software deployments at several global corporations (e.g., DCP Midstream, Gillette, Navistar, Headwaters Incorporated, Johnson Controls, etc.). He holds an MBA from Yale University and a B.A. from Colby College.



Dr. Josh Eudowe
Chief Clinical Advisor

Dr. Eudowe has a 30+ year background in crisis and trauma work. He has worked in Connecticut's Maximum Security in-patient forensic units, Young Adult Services, and subsequently trained at the Yale School of Medicine, within the Child Study Center. He has served on various multidisciplinary teams and has provided threat assessment consulting to private companies and schools. Currently in private practice, Dr. Eudowe provides individual/group psychotherapy to adolescents and young adults suffering from profound mental illness, high risk behavior, and trauma. Dr. Eudowe also consults with families navigating the complexities of Higher Level of Care facilities and programs.

Note: All members of the Halespring Team have invested to fully fund all system and company development, to date.

Our Advisors





Dr. Frank S. K. Appah Jr., MD, PhD
Dr. Appah Jr. MD PhD is a board-certified psychiatrist specializing in adolescent and adult psychiatry. He is the founder of Meroë Psychiatric, a private practice providing psychiatric consultation, psychotherapy, pharmacogenetic testing, and medication management. He earned his MD and PhD in molecular biology from Columbia University College of Physicians & Surgeons in 2009, followed by a residency in adult psychiatry at Yale School of Medicine and a public psychiatry fellowship with the Yale Department of Psychiatry. In addition to direct patient care, Dr. Appah is an instructor with the Yale School of Medicine.



Julia Latimer
Julia is a behavioral healthcare and business development professional bringing 17 years of knowledge and expertise to Halespring. Julia has worked in a variety of mental health settings and has substantial experience in professional relationship development, marketing and brand recognition, strategic planning, process improvements and client relations. Her experience and understanding of both clinical and marketing have been invaluable in her efforts to expand awareness of and access to quality care for individuals and families.



Peter Propp
Peter Propp is an angel investor and a digital platform and marketing consultant based in Westport, CT. He led strategy and marketing initiatives for IBM Software Group, where he headed the original business development team for IBM WebSphere. Mr. Propp later ran the global marketing and channel teams for IBM. He subsequently launched and managed Stamford Innovation Center, an early-stage incubator funded by the State of Connecticut. He serves on the board of several non-profit organizations, including the startup community, StartUp Westport. Mr. Propp holds a BA in English Literature from Kenyon College.





Connecting and Empowering the Mental Health Ecosystem

hale (adj): strong and healthy; spring (noun): a time of growth, development, and renewal